

**COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG PENDLETON COMMUNITY BANK,
HEMSCOTT INDEX AND SIC CODE INDEX**

ASSUMES $100 INVESTED ON JAN. 1, 2001
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2005